Exhibit 99.1

China Online Education Group to Hold Annual General Meeting on December 19, 2017

BEIJING, November 14, 2017 /PRNewswire/ — China Online Education Group (“51Talk”, or the “Company”) (NYSE: COE), a leading online education platform in China with core expertise in English education, today announced that it will hold its 2017 Annual General Meeting of Shareholders (the “AGM”) at 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing, China on December 19, 2017 at 10:00 a.m. (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 20, 2017 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.0001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from its investor relations website at http://ir.51talk.com/, or by writing to Investor Relations Department, China Online Education Group, 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China, or by sending an email to ir@51talk.com.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live one-on-one interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6535-0148

+1-212-481-2050

51talk@tpg-ir.com